SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
The Honest Company, Inc.
_____________________________________________________
(Name of Issuer)
Common Stock, $0.0001 par value per share
_____________________________________________________
(Title of Class of Securities)
438333 106
_____________________________________________________
(CUSIP Number)
December 31, 2023
_____________________________________________________
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐    Rule 13d-1(b)
☐    Rule 13d-1(c)
☒    Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 438333 106
1.	Names of Reporting Persons Nikolaos Vlahos
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a)
(b)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 4,825,510 (see Item 4 herein)
	6.	Shared Voting Power 600,000 (see Item 4 herein)
	7.	Sole Dispositive Power 4,825,510 (see Item 4 herein)
	8.	Shared Dispositive Power 600,000 (see Item 4 herein)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,425,510 (see Item 4 herein)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions)
11.	Percent of Class Represented by Amount in Row 9 5.4% (See Item 4 herein)
12.	Type of Reporting Person (see instructions) IN

Item 1(a).	Name of Issuer: The Honest Company, Inc. (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices: 12130 Millennium Drive, Suite 500, Los Angeles, CA 90094
Item 2(a).	Name of Person Filing: Nikolaos Vlahos
Item 2(b).	Address of Principal Business Office or, if none, Residence: The address and principal business office of the Reporting Person is: c/o Rhode P.O. Box 15965 Beverly Hills, CA 90209
Item 2(c).	Citizenship: United States of America
Item 2(d).	Title of Class of Securities: Common Stock, $0.0001 par value per share
Item 2(e).	CUSIP Number: 438333 106
Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);
(d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	Group, in accordance with §240.13d–1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.    Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.
(a)Amount Beneficially Owned:
As of December 31, 2023, Mr. Vlahos beneficially owned 5,425,510 shares of the Issuer’s Common Stock, consisting of: (i) 600,000 shares held by the Nikolaos & Angela Vlahos 2006 Trust, over which Mr. Vlahos and his wife share voting and investment power as trustees; and (ii) 4,825,510 shares issuable pursuant to stock options held by Mr. Vlahos that are exercisable within 60 days of December 31, 2023.
(b)Percent of Class:
Percent of Common Stock is based on the denominator of (i) 95,634,498 shares of the Issuer’s Common Stock outstanding as of December 31, 2023; and (ii) 4,825,510 shares of the Issuer’s Common Stock issuable pursuant to stock options held by Mr. Vlahos that are exercisable within 60 days of December 31, 2023 and deemed as outstanding Common Stock for purposes of computing this percentage in accordance with Rule 13d-3(d) of the Securities Exchange Act of 1934, as amended.
Based on the above, Mr. Vlahos beneficially owned 5.4% of the Issuer’s outstanding Common Stock as of December 31, 2023.
(c)Number of shares as to which the person has:
(i)Sole power to vote or to direct the vote: 4,825,510
(ii)Shared power to vote or to direct the vote: 600,000
(iii)Sole power to dispose or to direct the disposition of: 4,825,510
(iv)Shared power to dispose or to direct the disposition of: 600,000
Item 5.Ownership of 5 Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following .
Item 6.Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.
Item 7.Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.
Item 8.Identification and Classification of Members of the Group
Not applicable.
Item 9.Notice of Dissolution of a Group
Not applicable.
Item 10.Certification
Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2024
Date
/s/ Nikolaos Vlahos
Nikolaos Vlahos